UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
OCTOBER 14, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Body Central Acquisition Corp.

File No. 333-168014 - CF#25741
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Body Central Acquisition Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 7, 2010, as amended on August 17, 2010 and September 14, 2010.

Based on representations by Body Central Acquisition Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 10.21   through October 1, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel